Exhibit 99.9

Project Number: 2US043.007

Vancouver, B.C.

To:	Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Daniel Sepulveda, SME-RM, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” dated November 19, 2020, with an effective date of June 30, 2020 (the “Technical Report”).

Dated this 8 day of December 2020.

[“original signed”]

Daniel Sepulveda, B. Sc., SME-RM
Associate Consultant – Metallurgy & Mineral Processing